Exhibit 21.1

ZUMIEZ INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Place of Incorporation or Formation
Zumiez Nevada, LLC	Nevada

ZIC, LLC	Washington

ZIC II, LLC	Washington

Zumiez International, LLC	Washington

Zumiez Canada Holdings Inc.	British Columbia